December 10, 2012

Amanda Ravitz

Assistant Director

Mary Beth Breslin

Louis Rambo

United States

Securities and Exchange Commission

Washington, D.C. 20549

Re:

US-PS Energy Save Construction Material Int’l, Inc.

Amendment No. 3 to Registration Statement on Form S-1

Filed November 28, 2012

File No. 333-181348

Dear Ms. Ravitz;

Please find below the Company’s responses to your comment letter of December 3, 2012.

Prospectus Summary, page 4

1. We note your responses to prior comments 1 and 2 and your disclosure on page 5 that you are a shell company. Please revise the beginnings of your summary and business sections to disclose your shell company status before your disclosure regarding your potential future operations. In this regard, your disclosure in the first paragraphs under the captions “Business Strategy” continues to indicate that you are currently conducting operations.

Disclosure revised to disclose shell company status and confirm that the company is not currently conducting operations.

2. We note your response to prior comment 4. In an appropriate section please also disclose, if true, that each of the companies you have identified here are funded by the same person. Refer to your response to prior comment 12 and the information in exhibit 99.

Disclosure added that each of the companys are funded by Monica Dong.

Description of Business and Property, page 19

3. Please expand your response to prior comment 6 to clarify the specific business or businesses in which the other party to the agreement filed as exhibit 99.2 operates.

The following disclosure was added:

NenjiangTianli Energy-Saving Construction Materials Co., Ltd., produces 100,000 cubic meters of load-bearing lightweight aggregate concrete energy-saving construction blocks per year, and has a registered capital of 500 million RMB.

Related Party Loan, page 27

4. We note your response to prior comment 12. Please expand your disclosure to clarify the basis on which the provider of the loan is a related party as defined in Instruction 1 to Regulation S-K Item 404(a), and revise the security ownership table as appropriate. Also, revise the selling stockholder section to provide the material relationship information required by Regulation S-K Item 507, including the loan agreement discussed here, or explain why this disclosure is not required.

Having reviewed Instruction 1 to Regulation S-K Item 404(a), Monica Dong does NOT meet the definition of a related party as she beneficially owns less than 5% of the outstanding shares of the Company and is not an officer or director of the company nor is she a relative of any such person.

As such references to the related party transaction have been removed.

Selling Stockholders, page 28

5. Given your disclosure that you are a shell company, the selling shareholders are considered underwriters in connection with the resale of their shares. Refer to prior comment 2 and comment 16 from our letter dated September 13, 2012. Please revise here, on the prospectus cover page and in the prospectus summary to identify the selling shareholders as underwriters. Also, please revise your risk factor disclosure under the caption “We are a shell company” to clarify that Rule 144 will not be available for resales of your securities until you cease to be a shell company; also, clarify that as a shell company you will not be eligible to use Form S-8 or Form S-3.

Disclosure added confirming selling shareholders as underwriters.  Risk factor clarified to disclose that Rule 144 will not be available for resales of our securities until we cease to be a shell company also that as a shell company we will not be eligible to use Form S-8 or Form S-3.

Unaudited Financial Statements, page F-14

Notes to Unaudited Financial Statements, page F-18

6. We note your response to prior comment 15. Please revise your filing to include the disclosures for your related party loans pursuant to the guidance in 850-10-50 of the FASB Accounting Standards Codification.

Having reviewed Instruction 1 to Regulation S-K Item 404(a), Monica Dong does NOT meet the definition of a related party as she beneficially owns less than 5% of the outstanding shares of the Company and is not an officer or director of the company nor is she a relative of any such person.

As such references to the related party transaction have been removed.

Exhibit 23.1

7. We note that your auditors consent to the inclusion of their report in Amendment 2 of Form S-1. Please revise the consent to refer to the amendment number being currently filed.

Consent revised to reflect current amendment number.

Very truly yours,

/s/ Baoqing Dong

Baoqing Dong

President, Chief Executive Officer and Chairman of the Board

US-PS Energy Save Construction Material Int’l, Inc.